Exhibit 5.4

CONSENT OF SÉBASTIEN B. BERNIER

I, Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana Gold Inc., consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 of Sandstorm Gold, Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: February 20, 2019

/s/ Sébastien B. Bernier
Name: Sébastien B. Bernier, MSc., PGeo.
Title: Senior Director, Geology and Mineral Resources for Yamana Gold Inc.